Mail Stop 4561
									December 22, 2005

Mr. Thomas C. Staples
Chief Financial Officer
Winthrop Residential Associates I, a Limited Partnership
7 Bulfinch Place
Suite 500
P.O. Box 9507
Boston, MA 02114-9507

      Re:	Winthrop Residential Associates I, a Limited Partnership
		Form 10-KSB for the year ended December 31, 2004
		Filed March 31, 2005
      File No. 000-10272

Dear Mr. Staples:

      We have reviewed your response letter dated November 28,
2005
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










General

1. We note that you have still not filed your letter dated
September
30, 2005 on Edgar as correspondence. Please file this letter on Edgar along with all future correspondence with us.

Report of Independent Registered Public Accounting Firm, page 10

2. We note that you have revised your 10-KSB for the year ended December 31, 2004 to include the reports of the other auditors that you relied upon. We note that certain of these auditors are not registered public accounting firms with the PCAOB. Please tell us the consideration you gave to PCAOB Release 2003-7 as it relates to the registration of any public accounting firm that plays a substantial role in the preparation or furnishing of an audit report with respect to any issuer.


      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Daniel Gordon			Branch Chief



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Mr. Thomas C. Staples
Winthrop Residential Associates I, a Limited Partnership
December 22, 2005
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